May 18, 2010

VIA EDGAR and FACSIMILE (703) 813-6968
Mr. Terence O’Brien
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:	The Goodyear Tire & Rubber Company
Form 10-K for the fiscal year ended December 31, 2009
Filed February 19, 2010
File No. 1-1927
Dear Mr. O’Brien:
     This letter is in response to comments 1 and 2 set forth in the letter, dated April 23, 2010 (the “Comment Letter”), from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), to Mr. Darren R. Wells, Executive Vice President and Chief Financial Officer of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”), with respect to the above-referenced filing.
     For the convenience of the Commission staff, we have repeated each of your comments to which we are now responding in italics before our response. Each numbered paragraph herein corresponds to the same numbered paragraph in the Comment Letter.
     The Company respectfully submits the following information in response to the Comment Letter.
Form 10-K for the year ended December 31, 2009
General
1.	We note from your disclosure on pages 2, 3, 5-6, 20, 22, and elsewhere that you continue to operate in Latin America, the Middle East, and Africa, regions generally understood to include Cuba, Iran, Syria, and Sudan. As you know, those countries are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please provide us with information regarding your contacts with Cuba, Iran, Syria, and Sudan since your letter to the staff dated August 24, 2006. Your response should describe any products, components, equipment, technology, software or services you have provided into any of those countries, directly or indirectly, since your letter dated August 24, 2006, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments since that time.
It is the policy of the Company to comply in all respects with all applicable U.S. export and foreign trade controls. To support this policy, the Company’s computer systems in North America prevent a user from entering any sales to Cuba, Iran, Syria or Sudan on the Company’s order-to-cash system. Moreover, the Company’s compliance efforts in the area of U.S. export and foreign trade controls are designed to help ensure that sales and other personnel worldwide understand applicable U.S. export and foreign trade controls and new developments in those controls.
The Company and its subsidiaries have no operations or offices in Cuba and have no agreements, commercial arrangements or other contacts with the government of Cuba or entities controlled by the government of Cuba, nor are we aware of any sales of products or services, directly or indirectly, into Cuba by the Company or its subsidiaries. From 1946 to 1960, the Company had a subsidiary in Cuba, Goodyear de Cuba, S.A. Productos de Goma, that operated a factory in that country. In 1960, the government of Cuba seized and confiscated all of the assets of that subsidiary.
The Company and its subsidiaries also have no operations or offices in Iran, Syria or Sudan. While the foreign subsidiaries of U.S.-based companies are not prohibited from doing business with parties in Iran, Syria or Sudan, we are not aware of any sales by the Company or its subsidiaries of products or services to parties in Syria, Iran or Sudan since 2008 and, in the case of Syria, since 2006.
Certain of the Company’s foreign subsidiaries made a small amount of direct sales to parties in Iran and Sudan in 2007 and 2008. With respect to Iran, certain of the Company’s foreign subsidiaries had sales of commercial aircraft tires and tubes and retreading services in 2007 and 2008 of $902,000 and $711,000 (substantially less than 0.0001% of the Company’s consolidated net sales in each of those years), respectively, including sales to a government-owned commercial airline company. With respect to Sudan, a foreign subsidiary of the Company had sales of consumer, commercial truck, earthmover and farm tires, tubes and flaps in 2007 and 2008 of $141,200 and $600 (substantially less than 0.00001% of the Company’s consolidated net sales in each of those years), respectively, including sales to a government-owned sugar company.
In addition to the sales by certain foreign subsidiaries described above, certain products of foreign subsidiaries may reach Iran, Syria or Sudan through sales to unaffiliated third parties. For example, we are aware that:
•	A foreign subsidiary of the Company made sales to unaffiliated third parties based in Dubai, United Arab Emirates, a portion of which that foreign subsidiary believes were destined for Iran. In 2007, 2008 and 2009, these sales totaled $21,330,000, $15,871,000 and $11,700,000 (0.001%, 0.0008% and 0.0007% of the Company’s

consolidated net sales), respectively, and consisted of consumer, commercial truck, earthmover and farm tires, tubes and flaps. In May 2009, the foreign subsidiary terminated its relationship with the unaffiliated third party that accounted for all of the indirect sales to Iran in 2009.
•	A foreign subsidiary of the Company made sales to an unaffiliated third party based in Lebanon, a portion of which that foreign subsidiary believes were destined for Syria. In 2007, 2008 and 2009, these sales totaled $646,000, $439,000 and $1,000 (substantially less than 0.0001% of the Company’s consolidated net sales in each of those years), respectively, and consisted of consumer and earthmover tires.
•	A foreign subsidiary of the Company made sales to unaffiliated third parties based in Dubai, United Arab Emirates and the United Kingdom, a portion of which that foreign subsidiary believes were destined for Sudan. In 2007 and 2008, these sales totaled $55,100 and $84,600 (substantially less than 0.00001% of the Company’s consolidated net sales in each of those years), respectively, and consisted of consumer, commercial truck and farm tires, tubes and flaps. We are not aware of any such sales to Sudan in 2009.
We are not aware of any sales to unaffiliated third parties that our foreign subsidiaries believe were destined for Iran, Syria or Sudan during the first three months of 2010.
With respect to indirect sales into these countries, our compliance efforts are designed to help ensure compliance with U.S. law if the Company becomes aware of unaffiliated third party sales to certain countries, including Iran, Syria and Sudan, that it has reason to believe may not comply with U.S. law.
2.	Please discuss the materiality of any contacts with Cuba, Iran, Syria and Sudan that you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets, and liabilities associated with Cuba, Iran, Syria, and Sudan for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Syria, and Sudan.
From both a quantitative and a qualitative perspective, we are confident that the de minimis sales by foreign subsidiaries of the Company described in response to comment 1 do not constitute material information for, or a material investment risk to, our security holders. Neither the Company nor its U.S. subsidiaries had any direct or indirect sales to parties in Iran, Syria or Sudan in 2007, 2008, 2009 or the first three months of 2010. Furthermore, the Company’s foreign subsidiaries had no direct sales to parties in Iran, Syria or Sudan in 2009 or the first three months of 2010 due to an affirmative effort by the Company’s foreign subsidiaries to minimize even legally permissible contacts with those countries. We do not have any physical presence or other assets in Cuba, Iran, Syria or Sudan.
The Company is mindful of the investor sentiment underlying the initiatives described in the Comment Letter. However, the Company believes that the lack of a physical presence in any of the referenced countries, the extremely limited amount of direct and indirect sales by foreign subsidiaries to Iran, Syria and Sudan, the declining trend in those sales, and the nature of the products and services involved are unlikely to result in a significant adverse investor reaction. The Company will continue to monitor the various investment initiatives and any adverse customer or investor reaction, and will make any necessary adjustments to its materiality assessment.
* * * *
     In connection with our response to the Comment Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filing or in response to the staff’s comments on the Company’s filing.
     Please direct any questions, comments and advice of the Commission staff to the undersigned at 330-796-4141 (fax: 330-796-7861).

Respectfully submitted, THE GOODYEAR TIRE & RUBBER COMPANY
By:	/s/ Daniel T. Young
Daniel T. Young
Attorney

cc:	Jenn Do, Staff Accountant, U.S. Securities and Exchange Commission
Chambre Malone, Staff Attorney, U.S. Securities and Exchange Commission
Pamela Long, Assistant Director, U.S. Securities and Exchange Commission